FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16


                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          FOR THE MONTH OF JANUARY 2003


                                ECI TELECOM LTD.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                 30 HASIVIM STREET O PETAH TIKVA 49517 O ISRAEL


                    (ADDRESS OF PRINCIPAL CORPORATE OFFICES)


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                  Attached hereto and incorporated by reference herein are the
Registrant's Notice of Extraordinary General Meeting, Proxy Statement and Proxy Card, in connection with an extraordinary general meeting of shareholders to be held on February 24, 2003.













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         SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 ECI TELECOM LTD.
                                                 (Registrant)


                                                 By: /s/ Doron Inbar
                                                     ---------------
                                                 Name:  Doron Inbar
                                                 Title:  Chief Executive Officer




Dated: Monday, January 27, 2003










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